UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12b-25
NOTIFICATION OF LATE FILING

Commission File Number 000-31275

(Check one):	☒ Form 10-K	☐ Form 20-F	☐ Form 11-K	☐ Form 10-Q	☐ Form N-SAR	☐ Form N-CSR

For Period Ended:	December 31, 2005

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR
For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

LARGE SCALE BIOLOGY CORPORATION
Full Name of Registrant

Former Name if Applicable

3333 Vaca Valley Parkway
Address of Principal Executive Office (Street and Number)

Vacaville, California 95688
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense
(b)
The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Large Scale Biology Corporation (the “Company”) is unable to file its Annual Report on Form 10-K for the year ended December 31, 2005 within the prescribed time period without unreasonable effort or expense due to circumstances described below. Company terminated its employees and ceased operations in the normal course of business on December 23, 2005, publicly announced so, and filed a report on Form 8-K notifying investors of the terminations and ceasing of operations. Subsequently, the Company’s common stock was delisted from the Nasdaq Capital Market on December 27, 2005. On January 9, 2006, the Company and certain of its subsidiaries, including Large Scale Bioprocessing Inc. and Predictive Diagnostics Inc. (collectively, the "Debtors") filed voluntary petitions under Chapter 11 of the United States Bankruptcy Code in the United States Bankruptcy Court for the Eastern District of California (the “Bankruptcy Court”). Debtors are continuing to manage their affairs as debtors in possession, no trustee having been appointed. Debtors elected to seek bankruptcy protection protect and preserve their assets for the benefit of creditors and stockholders and are currently evaluating the alternatives to maximize the value of their assets

Substantially all of the Company’s personnel and financial resources are engaged in the bankruptcy process. The Company’s ability to complete its Form 10-K will depend upon obtaining Bankruptcy Court approval for the expenditures necessary to complete the audit and prepare the document.

SEC 1344 (07-03)    Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

	Robert L. Erwin	707	446-5501
	(Name)	(Area Code)	(Telephone Number)

(2)
Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

☒ Yes			☐ No

(3)
Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☒ Yes			☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Company’s financial results have not been adjusted to reflect the results of the Company’s bankruptcy filing, as the effects, if any, cannot be determined at this time. Accordingly, the Registrant anticipates that its audited financial statements for the fiscal year ended 2005 will change significantly from the fiscal year ended 2004. However, as a result of the Company’s bankruptcy filing, it cannot at this time reasonably quantify or estimate its audited results of operations for the year ended December 31, 2005.

LARGE SCALE BIOLOGY CORPORATION
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date March 24, 2006	By	/s/Ronald J. Artale
Ronald J. Artale

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).